Island Savoy LLC

Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, March 4, 2021(INCEPTION)	**-**	**$ -**	**-**	**$ -**	**$**	**$ -**	**$ -**
Contributions	0	0	0	0	- 0	-	$ 0 -
Other comprehensive gain/(loss)	-	-	-	-	-	-	
Net income	-	-	-	-	-		
ENDING BALANCE, November 30, 2021	**0**	**0**	**0**	**$ 0**	**0**	**(0)**	**0**